Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

May 29, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins announces US$5 million 2014 exploration program focusing on three high potential targets

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (“Timmins Gold” or the “Company”) announced today a US$5 million exploration program for 2014. The objective is to probe three high potential targets near the Company’s San Francisco gold mine in Mexico.

Over the last few years, regional prospecting of over 200,000 hectares (“Ha”) staked by Timmins in Sonora, Mexico has identified multiple high priority targets. The objective of this year’s plan is a first-stage drilling program to follow up on the initial testwork of three of these targets: the North Trend, Marisol and Las Barajitas.

The North Trend was selected due to the similarity of its geophysics, soil anomalies and gold mineralization with the San Francisco deposit and because of its potential to host an open-pit deposit of similar scale to the San Francisco Mine. Trenching at the North Trend has returned values such as 6.01 g/t gold over 10 m, including 2 m at 26.61 g/t gold.

Marisol is a shear zone hosted deposit with gold showings for approximately 2 km of strike, and it also has the potential to host a deposit of similar scale to the San Francisco Mine. Drilling by previous operators at Marisol (see below) returned values such as 1.43 g/t gold over 73 m. A total of 40,000 m of core, RC (reverse circulation) and RAB (rotary air blast) drilling will be carried out at the two priority targets, the North Trend and Marisol.

Las Barajitas, to the south of San Francisco, is a new prospect. It will be tested with several holes. Trench assays here returned 2 m of 4.14 g/t gold as well as three consecutive samples of 2 m of 1.20, 1.38 and 1.24 g/t gold.

The details related to the drill program by area are outlined below. Figures (including maps and assay tables) for the information in this news release can be found at: http://timminsgold.com/projects/2014-exploration/.

The North Trend

Location:
The North Trend target is located on the same mineral trend as the Company’s San Francisco Mine, 2-8 km north of current operations. This area includes the Vetatierra, La Mexicana, Area 1B, El Socorro, El Diez and La Escondida zones.

Objective:
The exploration objective is to find a new deposit that can act as a satellite pit for the San Francisco Mine or as a standalone operation. While still at an earlier stage, the Vetatierra zone in particular appears to be quite similar to the San Francisco area in terms of both geophysics and soil anomalies. Also similar to San Francisco, the area is populated by numerous quartz and quartz-tourmaline veins/veinlets and diorite which at San Francisco indicate the presence of gold. The aim is to delineate an open-pit deposit of similar scale to the San Francisco Mine.

Previous work:
Previous work at the North Trend includes airborne magnetic data, geochemical soil sampling, and 3,000 m of regional exploration drilling which was completed in 2007. In 2011, a 1,500 m drill campaign was carried out at La Mexicana and returned multiple gold intersections, including 3 m of 2.16 g/t, 6 m of 0.61 g/t, 3 m of 23.98 g/t, 8 m of 1.49 g/t, 3 m of 3.55 g/t, 3 m of 1.80 g/t, and 3 m of 4.21 g/t.

In the Vetatierra zone, 3 km west-northwest of La Mexicana, there are many outcroppings of diorite stocks, most likely related to the metasedimentary sequence formed by metasandstone and metaconglomerate. Select rock chip samples on trenches across the diorite include gold values of 10 m grading 6.01 g/t, including 2 m of 26.61 g/t, 44 m of 0.39 g/t, and 8 m of 0.64 g/t. In addition, orientation sampling on the sedimentary sequence including the quartz-tourmaline veinlets returned higher gold values such as 7.20 g/t, 10.19 g/t, 12.52 g/t, 15.18 g/t and 29.56 g/t.

2014 plan:
(1) General area: The Company plans a series of RAB holes to be distributed in an area of 3 km wide in the east-west direction and 8 km north-south, totaling approximately 15,000 m of drilling. The RAB holes will be widely spaced along lines N25°E. The RAB holes are meant to explore areas where there is an overlap of the soil geochemical anomalies with the low magnetic trends, which is part of the signature at the San Francisco mine.

(2) Vetatierra: The Company plans to drill 10 core holes, 350-400m deep, and several RC holes totaling 3,000 m. Additionally, around 3,000 m of RAB drilling will be carried out to explore the low magnetic trend observed in the corridor (2,000 m long x 600 m wide) between Vetatierra and La Mexicana, which has not been drilled to date. There are numerous artisanal workings and old mines in this area.

Marisol Property

Location:
The Marisol property is located 16 km directly east of the San Francisco Mine.

Objective:
The exploration objective is to test the mineralization adjacent to historical drilling and also explore along strike (~2 km). From previous work, there is potential both for a near-surface bulk tonnage structure and/or higher-grade gold and silver structure at depth (especially near the southwest). Drilling to test the surface stockwork extension at depth and its relationship with the metamorphic unit at depth will also be carried out. The Marisol prospect appears to be a pluton-related deposit, however further work has to be done to prove this. Marisol is highlighted by shear zone hosted mineralization that outcrops discontinuously over 2 km. The shear zone trends northeast-southwest and represents the sediment-volcanic contact.

Previous work:
Marisol consists of a series of trenches and shallow underground works. Core and RC drilling and trenching crossing the metasedimentary sequence was carried out by previous owners (see news releases of Goldrich Mining Company, June 30, 2008 and August 25, 2008). The underground works appear to reach depths of approximately 50 m and were developed along high-grade gold and silver structures. Historical RC holes intersected gold and silver values in intervals that could be minable by open-pit methods. The best gold intersections are: 21 m of 2.48 g/t in hole MA-1, including 12 m of 3.78 g/t gold; 73 m grading 1.43 g/t gold including 28 m of 2.61g/t and 7 m of 5.90 g/t in hole MRAC-8; 74 m of 0.81 g/t including 8 m of 4.30 g/t in hole MARC-9.

The trenches demonstrate the presence of parallel structures in the direction of the hanging wall and strong alteration and presence of micro-fissures in the host rock. Sampling along the trenches in the host rock shows that mineralization and the width of the potential mineral zones could be extended at least in three zones in the southwest. The extreme ends of Marisol appear to be in contact with a metamorphic sequence of the same rock type that hosts the gold mineralization at the San Francisco Mine.

The initial interpretation of Marisol is that it is a window of sedimentary rocks affected by low grade metamorphism hosting a parallel system of structures containing gold and silver mineralization extending approximately 3 km long, N60°E dipping 80°-85° southwest, in intermittent outcrops. Alteration and gold and silver mineralization can be observed in the trench across trenches almost 200 m wide. The longest and central part of the area is called Marisol and is open to the northeast. The southwest extreme is called La Jarra, in which gold and silver is found in fissure structures filled by quartz and tourmaline along several directions.

2014 plan:
Approximately 6,000 m of RC and core drilling will be carried out to test the mineralization adjacent to historical drilling. Exploration along strike is also planned. The Company has recently signed an exploration option agreement on the Marisol claims that were not part of the Company’s claim block in the area. The Company will pay a total of US$ 3.5 million in cash and a 1.5% NSR which may be purchased by the Company for US$ 1.5 million. Payments totaling US$ 800,000 are to be made on signing and every six months over the four year option term with the remaining $2.7 million is due on the four year anniversary date.

Las Barajitas

Location:
Las Barajitas target is located 2 km south of the San Francisco Mine.

Objective:
The target consists of two gold and silver mineral structures hosted by rocks of the Coyotillo Group, formed by meta-volcanics, quartzite, meta-conglomerate, schist and lenses of gneiss. It has been observed that a very intense magnetic dipole trend starts at Las Barajitas and extends for more than 10 km to the northwest. The Company’s hypothesis is that the gold and silver mineralization in Las Barajitas is the shallow top level of a mineral system that could be related to an event of deep intrusion in its middle portion – which could be the source of the mineralization in the region.

Previous work:
Trench sampling returned significant assays of silver detected along a 275° shear. These samples varied from 5 ppm to a maximum of 972 g/t silver, including samples of 101, 204, 107 and 332 g/t silver. The shear is intersected by a 30° azimuth fault which detected gold values in the order of 10 ppb to a maximum of 4.14 g/t gold including three consecutive samples of 2 m of 1.20, 1.38 and 1.24 g/t gold.

2014 plan:
The Company plans to drill three core and three RC holes to explore the gold and silver values at depth and to understand the projection and its relationship with the lithology and structures.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Technical Information & Qualified Person Notes

This news release was reviewed by Jose Vizquerra-Benavides, CPG (AIPG), a Director of the Company, and Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, both of whom are recognized as a Qualified Person (“QP”) under the guidelines of National Instrument 43-101. The news release was prepared by Miguel Soto, P. Geo. Eng., a Director and Vice-President of the Company. Mr. Vizquerra - Benavides, Mr. Singh, and Mr. Soto have read and approved the contents of this news release. Sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. Assays were performed by Inspectorate and ALS Chemex Labs and a minimum of ten per cent of the original samples assayed by Inspectorate were sent to other independent labs for check assays. The check assays were cross-referenced and the results verified. In addition, for a discussion of verification, sampling and QA/QC protocols used by the Company, please see the Company’s technical report dated Dec 6, 2013 entitled "NI 43-101 F1 Technical report updated Resources and Reserves and Mine plan for the San Francisco Gold project", filed on SEDAR.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.